# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Celcuity Inc., CIK 0001603454
CUSIP: 15102K100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 16305 36th Avenue North, Suite 100, Minneapolis, Minnesota (MN), 55446
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001144204-18-008566
Filed by CIK 0001716041

## Reporting persons
- Lance G. Laing: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,568,766; shared voting power 0; sole dispositive power 1,568,766; shared dispositive power 0; aggregate amount beneficially owned 1,568,766 (3.6% of the class)
  Comment: The shares reported include options to acquire 318,766 shares of common stock that have vested or will vest within 60 days of September 30, 2025.
  
  The ownership percentage reported is calculated based on 43,274,548 shares of common stock issued and outstanding as of September 30, 2025.

## Item 1. Issuer
Name of issuer: Celcuity Inc.
Address of issuer's principal executive offices: 16305 36th Avenue North, Suite 100, Minneapolis, Minnesota 55446

## Item 2. Person Filing
Name of person filing: Lance G. Laing
Address of principal business office or, if none, residence:
16305 36th Avenue North

Suite 100

Minneapolis, MN 55446
Citizenship: UNITED STATES

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,568,766
Percent of class: 3.6%
Sole power to vote or to direct the vote: 1,568,766
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,568,766
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Lance G. Laing: /s/ Lance G. Laing, Lance G. Laing (11/13/2025)